SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of February, 2006
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.



CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND MARCH 31, 2006 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2006
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Mar 31,     Mar 31,
                                                         2005        2006        2006

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    293,774$     33,921       3,114
  Due from related parties .........................      97,820     307,958      28,270
  Taxes recoverable and other assets ...............      43,222      51,812       4,756
            Total current assets ...................     434,816     393,691      36,140
LONG-TERM RELATED PARTIES ..........................   8,735,073   9,101,617     835,509
INVESTMENT IN SUBSIDIARIES .........................   3,472,776   3,419,877     313,937
OTHER ASSETS, net ..................................      31,454      28,320       2,600
            Total  assets ..........................$ 12,674,119$ 12,943,505   1,188,186

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     149,476     151,812      13,936
  Interest payable .................................         234         247          23
  Trade accounts payable ...........................         877         157          14
  Accrued liabilities ..............................     209,569     201,863      18,531
            Total  current liabilities .............     360,156     354,079      32,504
LONG-TERM DEBT .....................................   5,686,381   5,737,305     526,672
LONG-TERM RELATED PARTIES ..........................   1,915,889   2,138,446     196,305
            Total long term liabilities ............   7,602,270   7,875,751     722,977
            Total  liabilities .....................   7,962,426   8,229,830     755,481
STOCKHOLDERS' EQUITY:
            Total stockholders' equity .............   4,711,693   4,713,675     432,705
            Total liabilities and stockholders' equi$ 12,674,119$ 12,943,505   1,188,186

               Exchange rate: $ 10.8935

CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2006
(Stated in thousands of Pesos and Dollars)

                                                                                              *
                                                                  Full Year   Acum. Mar   Acum. Mar
                                                                     2005        2006      US$ 2006

OPERATING ACTIVITIES:
Net income (loss) ..............................................$    180,707$   -110,824     -10,173
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................      10,369           0           0
       Loss in subsidiaries ....................................     891,572     146,710      13,468
       Deferred income taxes ...................................     319,794      22,245       2,042
       Other....................................................           0           0           0
       Total items which do not require cash....................   1,221,735     168,955      15,510
  Net resources generated from income ..........................   1,402,442      58,131       5,336
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................       4,330           0           0
    Decrease (Increase) in current assets ......................      36,385      -8,590        -789
    Decrease (increase) in account receivables, net ............     -52,783    -210,138     -19,290
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................       4,537      -8,413        -772
  Resources generated by operating activities ..................   1,394,911    -169,010     -15,515
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............  -4,109,387     -90,843      -8,339
       Increase (Decrease) in capital ..........................     293,227           0           0
       Gain on shares acquisition ..............................   2,999,298           0           0
  Net resources generated from financing activities ............    -816,862     -90,843      -8,339
INVESTMENT ACTIVITIES:
       Acquisition and sale of property, plant and equipment....     399,560           0           0
       Investment in subsidiaries ..............................    -691,124           0           0
  Net resources applied to investing activities ................    -291,564           0           0
INCREASE IN CASH AND CASH EQUIVALENTS ..........................     286,485    -259,853     -23,854
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............       7,289     293,774      26,968
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    293,774$     33,921US     3,114


* The exchange rate of 10.8935 was used for translation purposes.


CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2006


                                           Thousands of Pesos                 Thousands of Dollars
                                              1Q          1Q                      1Q          1Q
                                             2005        2006        Var         2005        2006        Var

Gain (Loss) in subsidiaries .............$ -1,082,14$   -146,710        -86%     -93,597     -13,466        -86%

Selling and Administrative expenses .....      1,441       1,335         -7%         125         123         -2%
     Operating income ...................  -1,083,58    -148,045        -86%     -93,722     -13,589        -86%
FINANCIAL EXPENSE:
Interest expense ........................    127,402     174,423         37%      11,021      16,012         45%
Interest income .........................  -1,257,942   -190,847        -85%    -108,823     -17,519        -84%
Exchange (gain) loss, net ...............     -2,167         412     N/A            -188          38     N/A
Gain on monetary position ...............    -29,201      10,268     N/A          -2,526         943     N/A
  Total financial expense ...............  -1,161,90      -5,744       -100%    -100,516        -526        -99%
OTHER INCOME (EXPENSES):
Other income (expense), net .............    -69,744      53,722     N/A          -6,034       4,932     N/A
  Total other income (expense) ..........    -69,744      53,722     N/A          -6,034       4,932     N/A
  Income (loss) before income and asset t      8,581     -88,579     N/A             760      -8,131     N/A
Provision for deferred income taxes .....     82,193      22,245        -73%       7,110       2,042        -71%
Net income ..............................$   -73,612$   -110,824         51%      -6,350     -10,173         60%


CORPORACION DURANGO, S.A. DE C.V.
COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION


SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:

FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY IN THE PREPARATION OF THE UNCONSOLIDATED FINANCIAL STATEMENTS.

1.1	BASIS OF PRESENTATION:
THE UNCONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO ("MEXICAN GAAP") ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS ("MIPA").

AS OF JUNE 1, 2004, THE MEXICAN COUNSEL FOR INVESTIGATION AND DEVELOPMENT OF FINANCIAL INFORMATION STANDARDS (CIFIS) TOOK THE RESPONSIBILITY OF THE MEXICAN ACCOUNTING ISSUE. AS PART OF THIS RESPONSIBILITY AND AFTER AN AUSCULTATION PROCESS DURING 2004 AND 2005, THE CIFIS ISSUED SEVERAL FINANCIAL INFORMATION STANDARDS (FIS),THAT CAME INTO FORCE AS OF JANUARY 1, 2006.

THE OBJECTIVE OF THE FIS IS TO OBTAIN A MATCH BETWEEN THE LOCAL STANDARDS USED BY ALL THE ECONOMIC ENTITIES OF OUR ECONOMY AND THE FINANCIAL INFORMATION INTERNATIONAL STANDARDS (FIIS).

THE STRUCTURE OF THE FIS, FORCED AS OF JANUARY 1ST, 2006, IS AS FOLLOWS:

FIS'S AND FIS INTERPRETATION ISSUED BY THE CIFIS.
THE STATEMENTS ISSUED BY THE ACCOUNTING PRINCIPLES COMMISSION ("APC") OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS ("MIPA") THAT ARE NOT MODIFIED, SUBSTITUTED OR DEROGATED BY THE NEW FIS'S.

THE FIIS APPLIED AS A SUPPLEMENTARY.

THE STATEMENTS OF THE ACCOUNTING PRINCIPLES COMMISSION ("APC"), WILL BE RECOMMENDATIONS AND PART OF THE FIS AS LONG AS THEY MAINTAIN ITS FUNCTION, UNLESS THEY ARE DEROGATED OR ARE INCLUDED WITHIN A FIS.

THE FIS WITH NO SUBSTANTIAL EFFECT IN THE FINANCIAL INFORMATION ARE LISTED
BELOW:

FIS A-1 "FINANCIAL INFORMATION STANDARDS STRUCTURE".
FIS A-2 "BASIC POSTULATES".
FIS A-3 "USERS REQUIREMENTS AND FINANCIAL STATEMENTS OBJECTIVES".
FIS A-4 "FINANCIAL STATEMENTS QUALITATIVE CHARACTERISTICS".
FIS A-5 "FINANCIAL STATEMENTS BASIC ELEMENTS".
FIS A-6 "ACKNOWLEDGEMENT AND VALUATION".
FIS A-7 "PRESENTATION AND REVELATION".
FIS A-8 "SUPPLEMENTARIES".
FIS B-1 "ACCOUNTING CHANGES AND ERROR CORRECTIONS".


1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL STATEMENTS:
THE CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP AND REFLECT THE PURCHASING POWER OF THE MEXICAN PESO AS OF THE MOST RECENT REPORTING DATE. FOR COMPARISON PURPOSES, CONSOLIDATED FINANCIAL STATEMENTS OF PRIOR YEARS HAVE ALSO BEEN RESTATED TO REFLECT IDENTICAL PURCHASING POWER, USING FACTORS DERIVED FROM CHANGES IN THE NCPI ISSUED BY BANCO DE MEXICO.

1.3 INVESTMENTS IN SUBSIDIARIES:
INVESTMENTS IN AFFILIATED AND ASSOCIATED COMPANIES STOCKS ARE VALUED BY THE PARTICIPATION METHOD. THE ACQUISITION COST OF THE STOCKS IS MODIFIED BY THE PROPORTIONAL PART OF THE CHANGES IN THE CAPITAL STOCK OF AFFILIATED AND ASSOCIATED COMPANIES AFTER THE ACQUISITION DATE. PARTICIPATION OF THE COMPANY IN THE AFFILIATED AND ASSOCIATED COMPANIES' INCOME IS PRESENTED SEPARATELY
IN THE STATEMENTS OF OPERATIONS.

1.4 FINANCIAL INSTRUMENTS:
FINANCIAL INSTRUMENTS HELD FOR TRADING OR AVAILABLE FOR SALE ARE VALUED AT FAIR VALUE (WHICH IS SIMILAR TO MARKET VALUE) WITH GAINS OR LOSSES RECOGNIZED IN THE STATEMENT OF OPERATIONS. FAIR VALUE IS THE AMOUNT FOR WHICH A FINANCIAL ASSET CAN BE EXCHANGED OR A FINANCIAL LIABILITY CAN BE PAID IN AN ARM'S-LENGTH TRANSACTION BETWEEN INTERESTED AND WILLING PARTIES.

1.5 RIGHTS AND LIABILITIES VALUATION IN FOREIGN CURRENCY:
FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE APPLICABLE EXCHANGE RATE
IN EFFECT AT THE TRANSACTION DATE. MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY ARE TRANSLATED INTO MEXICAN PESOS AT THE APPLICABLE EXCHANGE RATE IN EFFECT AT THE BALANCE SHEET DATE. DIFFERENCES
DUE TO EXCHANGE RATE FLUCTUATIONS FROM TRANSACTIONS AND PAYMENT DATES OR VALUATIONS AS OF THE MOST RECENT BALANCE SHEET DATE ARE RECOGNIZED IN INCOME. EXCHANGE RATE AS OF MARCH 31st.,2006 WAS $10.8935.

STOCK INVESTMENT:

THE INVESTMENT IN SUBSIDIARIES' STOCK IS PRESENTED VALUED UNDER THE EQUITY METHOD, TO FULFILL THE LEGAL DISPOSITIONS REQUIRING THE PRESENTATION OF "CODUSA'S" FINANCIAL STATEMENTS AS A LEGAL ENTITY. MOST SIGNIFICANT SUBSIDIARIES ARE AS FOLLOWS:

    GROUP (OR COMPANY)           OWNERSHIP PERCENTAGE           ACTIVITY
INDUSTRIAS CENTAURO, S.A. DE C.V.       99%            MANUFACTURING OF PAPER FOR
                                                       CORRUGATED BOXES
COMPANIA PAPELERA DE ATENQUIQUE,        98%            MANUFACTURING OF PAPER FOR
S.A. DE C.V.                                           CORRUGATED BOXES
DURANGO INTERNATIONAL, INC.            100%            MANUFACTURING OF PAPER FOR
                                                       CORRUGATED BOXES AND
                                                       CORRUGATED BOXES
EMPAQUES DE CARTON TITAN,              100%            MANUFACTURING OF CORRUGATED
S.A. DE C.V.                                           BOXES AND MULTI-WALL SACKS
GRUPO PIPSAMEX, S.A. DE C.V.           100%            MANUFACTURING OF NEWSPRINT
                                                       AND BOND PAPER
DURANGO INTERNACIONAL, S.A. DE C.V.    100%            ADVISORY, ADMINISTRATIVE
                                                       AND ORGANIZATION SERVICES
PORTEADORES DE DURANGO, S.A. DE        100%            HAULING FREIGHT
C.V.
ADMINISTRACION CORPORATIVA DE          100%            ADMINISTRATIVE SERVICES
DURANGO, S.A. DE C.V.
PONDEROSA INDUSTRIAL DE MEXICO,        100%            MANUFACTURING OF PLYWOOD
S.A. DE C.V.
COMPANIA FORESTAL DE DURANGO,          100%            ADMINISTRATIVE SERVICES
S.A. DE C.V.



STOCKHOLDERS' EQUITY:

CAPITAL STOCK, STOCK SALE PREMIUM, STATUTORY LEGAL RESERVE AND RETAINED EARNINGS, INCLUDE THE RESTATED EFFECT, ACCORDING WITH THE NATIONAL CONSUMER PRICE INDEX (NCPI) FROM THE DATE THE CAPITAL WAS CONTRIBUTED AND FROM THE YEAR THE RESULTS AND PREMIUMS WERE DETERMINED RESPECTIVELY. THE RESTATED AMOUNTS REPRESENT THE REQUIRED AMOUNT TO MAINTAIN THE CONTRIBUTIONS AND ACCUMULATED RESULTS IN CONSTANT PESOS AS OF SEPTEMBER 30st,2005.

FIXED AND VARIABLE EQUITY COMPONENTS:

                          AMOUNT           NUMBER OF SHARES
FIXED PORTION             982,074           65,419,089
VARIABLE PORTION          678,873           45,222,022
                         --------          -----------
                        1,660,947          110,641,111


DEFERRED TAXES:

AS OF JANUARY 1st.,2000, WITH THE ISSUANCE OF BULLETIN D-4 ("DEFERRED TAXES") THE COMPANY RECOGNIZED TO THAT DATE (JANUARY 1st.,2000) THE INITIAL EFFECT OF DEFERRED TAXES DERIVED FROM TEMPORARY DIFFERENCES AS A GAIN OR A LOSS,IN SUBSECUENT PERIODS THE COMPANY IS IN COMPLIANCE WITH THE BULLETIN.
IN ORDER TO RECOGNIZE THE DEFERRED INCOME TAX, THE HOLDING COMPANY AND ITS SUBSIDIARIES USE THE INTEGRAL ASSETS AND LIABILITIES METHOD, WHICH CALCULATES SUCH TAX, USING THE APPLICABLE STATUTORY TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX VALUES OF THE ASSETS AND LIABILITIES AS OF THE END OF THE PERIOD.

INTERNAL CONTROL:

THE COMPANY HAS STARTED IMPLEMENTATION OF THE SARBANES OXLEY ACT
WITH ADVISE FROM EXPERT ADVISORS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  May 22, 2006		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer